SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

AFFILIATE OFFICES

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

KAI SUN

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG —————— TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com November 24, 2023	—————— BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON —————— BEIJING BRUSSELS FRANKFURT LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

Confidential

Mr. Kevin Dougherty

Ms. Karina Dorin

Ms. Kimberly Calder

Ms. Diane Fritz

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BingEx Limited (CIK No. 0001858724)
Response to the Staff’s Comments on the Draft Registration
Statement on Form F-1 Confidentially Submitted on July 16, 2021

Dear Mr. Dougherty, Ms. Dorin, Ms. Calder and Ms. Fritz,

On behalf of our client, BingEx Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 13, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 16, 2021 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

U.S. Securities and Exchange Commission

November 24, 2023

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its audited consolidated financial statements as of and for the years ended December 31, 2021 and 2022, (ii) its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2023 and comparable financial information for the same period in 2022 and (iii) other information and data reflecting recent developments.

Comments in Letter Dated August 13, 2021

Cover Page

1.

Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

November 24, 2023

2.

Please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Revised Draft Registration Statement.

3.

Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of and throughout the Revised Draft Registration Statement.

Prospectus Summary, page 1

4.

Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7–9 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

November 24, 2023

5.

In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4–5 of the Revised Draft Registration Statement.

6.

Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11–12 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

November 24, 2023

7.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to trans-fer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9–11 and 19–21 of the Revised Draft Registration Statement.

8.

We note your response to comment 2. Considering your disclosure that you are the largest independent on-demand dedicated courier service provider in China, please revise your summary to disclose the difference between on-demand dedicated courier service providers and captive dedicated courier service providers in China.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1–2 and 14 of the Revised Draft Registration Statement.

9.

Revise your disclosure in this summary section to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. We note your disclosure on page 44.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 12 and 42–43 of the Revised Draft Registration Statement to reflect the latest development of the Holding Foreign Companies Accountable Act and its impact on the Company.

Summary Consolidated Financial Data, page 10

U.S. Securities and Exchange Commission

November 24, 2023

10.

We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately, as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19–21 of the Revised Draft Registration Statement.

Risk Factors, page 12

11.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 49–51 of the Revised Draft Registration Statement.

Risks Related to Our Business and Industry

We collect, process and use data, some of which contains personal information. Any privacy or data security breach could damage..., page 18

12.

We note your response to comment 4. Please also revise to explain how CAC oversight is impacting this offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 28–31 of the Revised Draft Registration Statement.

If our expansion into new geographical areas is not successful, our business and prospects may be materially and adversely affected, page 20

U.S. Securities and Exchange Commission

November 24, 2023

13.

In response to comment 5, you disclose that you have registered branch offices in all first-tier cities where you have operations. Please disclose what you consider first-tier cities as compared to what you disclose as lower-tier cities in which you are expanding you geographical reach.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Revised Draft Registration Statement to remove the distinction.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our business do not comply..., page 34

14.

Revise this risk factor to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 44–45 of the Revised Draft Registration Statement.

Use of Proceeds, page 61

15.

We note your revised disclosure in response to prior comment 7. Once known, please further revise your disclosure to quantify the dollar amount of net proceeds to be allocated for each principal intended use.

In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Revised Draft Registration Statement and will further revise the disclosure to include the dollar amount of net proceeds to be allocated for each principal intended use once known.

*    *    *

U.S. Securities and Exchange Commission

November 24, 2023

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Peng Xue, Chief Executive Officer and Chairman of the Board of Directors, BingEx Limited
Le Tang, Chief Financial Officer, BingEx Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
David Zhang, Esq., Partner, Kirkland & Ellis International LLP
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP
Max Ma, Partner, KPMG Huazhen LLP